CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-117699 of China Energy Ventures Corp. of our report dated April 20, 2004, except as to Note 19, which is as of July 1, 2004 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to Big Sky Energy Kazakhstan Ltd.’s ability to continue as a going concern and status as a development stage enterprise) on the consolidated financial statements of Big Sky Energy Kazakhstan Ltd., appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Interest of Named Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP

Registered Chartered Accountants

Calgary, Alberta, Canada

September 23, 2004